UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934
For 17 November 2011
Harmony Gold Mining Company
Limited
Randfontein Office Park
Corner Main Reef Road and Ward Avenue
Randfontein, 1759
South Africa
(Address of principal executive offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-
F or Form 40-F.)
Form 20-F X           Form 40-F
(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)
Yes                No X

Harmony Gold Mining Company Ltd
Incorporated in the Republic of South Africa
Registration number: 1950/038232/06
JSE Share code: HAR
NYSE Share code: HMY
NASDAQ Share code: HMY
ISIN: ZAE000015228
DEALING IN SECURITIES BY DIRECTORS
Dealing in securities by directors of Harmony Gold Mining
Company Limited (“the Company”).
The incentives/shares are allocated to directors on the 15
th
of November in line with the provisions of the Harmony 2006
Share Plan.
In compliance with paragraphs 3.63 to 3.74 of the Listings
Requirements of the JSE Limited (“Listings Requirements”),
the following information is disclosed:
1. Name of director:
GP Briggs (Chief
Executive Officer)
Company:
Harmony Gold Mining
Company Limited
Nature of transaction:
Off market Grant of
Share Appreciation
Rights, Performance
Shares, Restricted
Shares and Matching
Performance Shares
Periods of vesting:
Share Appreciation
Rights vest in equal
thirds on the third,
fourth and fifth
anniversary of the
allocation. Performance
shares, Restricted
Shares and Matching
Performance Shares vest
after three years.
Date:                                                           15 November 2011

Class of securities:
Share Appreciation
Rights, Performance
Shares, Restricted
Shares and Matching
Performance Shares
Strike price: R104,79
Number of Share Appreciation
Rights allocated:
11,676
Number of Performance Shares
allocated:                                                     60,921
Number of Restricted Shares:                       15,000
Number of Matching
Performance Shares:
3,000
Nature and extent of
director’s Interest:
Direct beneficial
2. Name of director:
HO Meyer (Financial
Director)
Company: Harmony Gold Mining
Company Limited
Nature of transaction:
Off market Grant of
Share Appreciation
Rights, Performance
Shares, Restricted
Shares and Matching
Performance Shares
Periods of vesting:
Share Appreciation
Rights vest in equal
thirds on the third,
fourth and fifth
anniversary of the
allocation. Performance
shares, Restricted
Shares and Matching
Performance Shares vest
after three years.

Date:                                                           15 November 2011
Class of securities:
Share Appreciation
Rights, Performance
Shares, Restricted
Shares and Matching
Performance Shares
Strike price: R104,79
Number of Share Appreciation
Rights allocated:
5,963
Number of Performance Shares
allocated:                                                     19,446
Number of Restricted Shares:                       10,000
Number of Matching
Performance Shares:
2,000
Nature and extent of
director’s Interest:
Direct beneficial
3. Name of director:
HE Mashego (Executive
Director)
Company: Harmony Gold Mining
Company Limited
Nature of transaction:
Off market Grant of
Share Appreciation
Rights, Performance
Shares, Restricted
Shares and Matching
Performance Shares
Periods of vesting:
Share Appreciation
Rights vest in equal
thirds on the third,
fourth and fifth
anniversary of the
allocation. Performance
shares, Restricted
Shares and Matching

Performance Shares vest
after three years.
Date:                                                           15 November 2011
Class of securities:
Share Appreciation
Rights, Performance
Shares, Restricted
Shares and Matching
Performance Shares
Strike price:
R104,79
Number of Share Appreciation
Rights allocated:
5,361
Number of Performance Shares
allocated:                                                     17,482
Number of Restricted Shares:                       8,000
Number of Matching
Performance Shares:
1,600
Nature and extent of
director’s Interest:
Direct beneficial
4. Name of director:
F Abbott (Executive
Director)
Company:
Harmony Gold Mining
Company Limited
Nature of transaction:
Off market Grant of
Share Appreciation
Rights, Performance
Shares, Restricted
Shares and Matching
Performance Shares
Periods of vesting:
Share Appreciation
Rights vest in equal
thirds on the third,
fourth and fifth
anniversary of the
allocation. Performance

shares, Restricted
Shares and Matching
Performance Shares vest
after three years.
Date:                                                           15 November 2011
Class of securities:
Share Appreciation
Rights, Performance
Shares, Restricted
Shares and Matching
Performance Shares
Strike price:
R104,79
Number of Share Appreciation
Rights allocated:
6,585
Number of Performance Shares
allocated:                                                     21,472
Number of Restricted Shares:                       8,000
Number of Matching
Performance Shares:
1,600
Nature and extent of
director’s Interest:
Direct beneficial
5. Name of director:
A Pretorius (Director of
major subsidiary
company)
Company:
Harmony Gold Mining
Company Limited
Nature of transaction:
Off market Grant of
Share Appreciation
Rights, Performance
Shares, Restricted
Shares and Matching
Performance Shares
Periods of vesting:
Share Appreciation
Rights vest in equal
thirds on the third,
fourth and fifth

anniversary of the
allocation. Performance
shares, Restricted
Shares and Matching
Performance Shares vest
after three years.
Date:                                                           15 November 2011
Class of securities:
Share Appreciation
Rights, Performance
Shares, Restricted
Shares and Matching
Performance Shares
Strike price:
R104,79
Number of Share Appreciation
Rights allocated:
5,361
Number of Performance Shares
allocated:                                                     17,482
Number of Restricted Shares:                       8,000
Number of Matching
Performance Shares:
1,600
Nature and extent of
director’s Interest:
Direct beneficial
6. Name of director:
CT Smith (Director of
major subsidiary
company)
Company:
Harmony Gold Mining
Company Limited
Nature of transaction:
Off market Grant of
Share Appreciation
Rights, Performance
Shares, Restricted
Shares and Matching
Performance Shares

Periods of vesting:
Share Appreciation
Rights vest in equal
thirds on the third,
fourth and fifth
anniversary of the
allocation. Performance
shares, Restricted
Shares and Matching
Performance Shares vest
after three years.
Date:                                                           15 November 2011
Class of securities:
Share Appreciation
Rights, Performance
Shares, Restricted
Shares and Matching
Performance Shares
Strike price: R104,79
Number of Share Appreciation
Rights allocated:
5,361
Number of Performance Shares
allocated:                                                     17,482
Number of Restricted Shares:                       8,000
Number of Matching
Performance Shares:
1,600
Nature and extent of
director’s Interest:
Direct beneficial
Prior clearance was obtained in respect of all of the above
dealings by the directors.
Johannesburg, South Africa
16 November 2011
Sponsor:
J.P. Morgan Equities Limited

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Dated: November 17, 2011
Harmony Gold Mining Company Limited
By: /s/ Hannes Meyer
Name: Hannes Meyer
Title: Financial Director